UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                        Comtech Telecommunications Corp.
                        --------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   20582620900
                                 (CUSIP Number)


                            Thomas E. Constance, Esq.
                        Kramer, Levin, Naftalis & Frankel
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                July 21, 1997
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


                               Page 1 of 14 pages

                                  SCHEDULE 13D
CUSIP No. 20582620900                                         Page 2 of 14 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         James A. Mitarotonda

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)   [ ]

                                                              (b)    SEE ITEM 5

3)       SEC USE ONLY


4)       SOURCE OF FUNDS

         PF

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                             [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

                               7)     SOLE VOTING POWER
                                      50,000 (See Item 5)
         NUMBER
         OF                    8)     SHARED VOTING POWER
         SHARES                       Not Applicable
         BENEFICIALLY
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         50,000 (See Item 5)
         REPORTING
         PERSON                10)    SHARED DISPOSITIVE POWER
         WITH                         Not Applicable

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000 (See Item 5)

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                          [ ]

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.9% (See Item 5)

14)      TYPE OF REPORTING PERSON
         IN

                                      SCHEDULE 13D
CUSIP No. 20582620900                                        Page 3 of 14 Pages

-------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Edmund H. Shea, Jr.

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)   [ ]

                                                              (b)    SEE ITEM 5

3)       SEC USE ONLY


4)       SOURCE OF FUNDS

         PF

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                              [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

                               7)     SOLE VOTING POWER
                                      83,528  (See Item 5)
         NUMBER
         OF                    8)     SHARED VOTING POWER
         SHARES                       Not Applicable
         BENEFICIALLY
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         83,528  (See Item 5)
         REPORTING
         PERSON                10)    SHARED DISPOSITIVE POWER
         WITH                         Not Applicable

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,528 (See Item 5)

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                          [ ]

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.2%

14)      TYPE OF REPORTING PERSON
                  IN

                                  SCHEDULE 13D
CUSIP No. 20582620900                                         Page 4 of 14 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Barington Capital Group, L.P.

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)   [ ]

                                                              (b)    SEE ITEM 5

3)       SEC USE ONLY


4)       SOURCE OF FUNDS

         WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                    [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware


                               7)     SOLE VOTING POWER
                                      161,415 (See Item 5)
         NUMBER
         OF                    8)     SHARED VOTING POWER
         SHARES                       Not Applicable
         BENEFICIALLY
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         161,415 (See Item 5)
         REPORTING
         PERSON                10)    SHARED DISPOSITIVE POWER
         WITH                         Not Applicable

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,415 (See Item 5)

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                          [ ]

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.9% (See Item 5)

14)      TYPE OF REPORTING PERSON
         IN

                                                              Page 5 of 11 Pages


                                  SCHEDULE 13D


ITEM 1. SECURITY AND ISSUER.

         This Amendment No. 2 to a Statement on Schedule 13D (the "Statement") relates to the purchase by Barington Capital Group, L.P. ("Barington") of shares of Common Stock, par value $.10 per share (the "Common Stock"), of Comtech Telecommunications Corp., a Delaware corporation (the "Company"). The information set forth in Item 1 of Amendment No. 1 to the Statement ("Amendment 1") is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

         Except as set forth in the revised Schedule 1 attached hereto, which provides information concerning the executive officers, directors and shareholders of LNA, the general partner of Barington, the information set forth in Item 2 of Amendment 1 is incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Except as set forth below, the information set forth in Item 3 of Amendment 1 is incorporated herein by reference.

     "The total cost of the 61,415 shares of Common Stock reported owned by Barington was $198,365.53."

ITEM 4. PURPOSE OF TRANSACTION.

         The information set forth in Item 4 of Amendment 1 is incorporated herein by reference. The following sentence is hereby added to the second paragraph set forth under Item 4 of Amendment 1:

     "The Reporting Persons may also engage in discussions with management of the Company concerning the composition of the Company's Board of Directors and may suggest individuals for election as directors of the Company, which individuals may include Mr. Mitarotonda."

                                                              Page 6 of 11 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Except as set forth below, the information set forth in Item 5 of Amendment 1 is incorporated herein by reference.

     "A. Mr. Mitarotonda

          (a) Mr. Mitarotonda beneficially owns an aggregate of 50,000 shares of Common Stock, representing approximately 1.9% of the shares of Common Stock outstanding.1 "

     "B.  Mr. Shea

          (a) Mr. Shea beneficially owns an aggregate of 83,528 shares of Common Stock, representing approximately 3.2% of the shares of Common Stock outstanding.1/"

     "C.  Barington Capital Group

          (a) Barington beneficially owns an aggregate of 161,415 shares of Common Stock, including 100,000 shares issuable upon exercise of underwriter's warrants described below and 2,000 shares in Barington's trading account held in connection with market making activities,
     representing   approximately   5.9%  of  the   shares   of   Common   Stock
     outstanding.1/

          As of the close of business on July 21, 1997, Barington's trading account held 2,000 shares of Common Stock. Shares of Common Stock acquired or sold by Barington in connection with its market making activities are not reflected in Schedule II. During the 60 days ended July 21, 1997, in connection with its market making activities, Barington purchased an aggregate of 49,435 shares of Common Stock and sold and aggregate of 47,435 shares of Common Stock at prices ranging from $2-7/8 to $3-3/4 per share."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         None.

--------

1 Based upon 2,650,404 shares of Common Stock reported by the Company to be outstanding as of April 30, 1997 in its Quarterly Report on Form 10-Q for the period ended April 30, 1997 and with respect to percentages relating to shares beneficially owned by Barington, treating the shares issuable upon exercise of the underwriter's warrants as outstanding for this purpose.

                                                              Page 7 of 11 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  July 25, 1997



                             /s/James A. Mitarotonda
                             -----------------------
                              James A. Mitarotonda

                                                              Page 8 of 11 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  July 25, 1997



                             /s/ Edmund H. Shea, Jr.
                             -----------------------
                               Edmund H. Shea, Jr.

                                                              Page 9 of 11 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  July 25, 1997


                             BARINGTON CAPITAL GROUP, L.P.

                                  By: LNA CAPITAL CORP., its general partner


                                      By:  /s/James A. Mitarotonda
                                           -----------------------
                                      Name:    James A. Mitarotonda
                                      Title:   President

                                                             Page 10 of 11 Pages

                                                                      SCHEDULE I


                        EXECUTIVE OFFICERS AND DIRECTORS
                                LNA CAPITAL CORP.


         LNA is the general partner of Barington Capital Group, L.P. The name and present principal occupation or employment of each of the executive officers of LNA Capital Corp. are set forth below. The business address of each such person is c/o LNA Capital Corp., 888 Seventh Avenue, New York, New York 10021.

                                                    Present Principal
Name                                                Occupation or Employment
----                                                ------------------------

James Mitarotonda                                   President

Marc Cooper                                         Secretary

         Messrs. Mitarotonda and Cooper are the directors of and own the majority of the voting stock of LNA Capital Corp.

                                                             Page 11 of 11 Pages

                                                                     SCHEDULE II

                             TRANSACTIONS IN COMMON
                                    STOCK OF
                        COMTECH TELECOMMUNICATIONS CORP.
                          DURING THE PRECEDING 60 DAYS


Shares Purchased by Barington Capital Group, L.P.
-------------------------------------------------


               Number of
                 Shares             Price per              Total
  Date         Purchased               Share               Cost
  ----         ---------               -----               ----

7/21/97         23,685                3.1743            75,183.30

The shares were transferred from Barington's market-making account into its investment account at a price based on the average acquisition price paid for such shares in open market transactions.